Exhibit 99.1

Vermilion Energy Inc. Announces Results for the Three Months Ended March 31, 2013

CALGARY, May 1, 2013 /CNW/ - Vermilion Energy Inc. ("Vermilion" or the "Company") (TSX, NYSE: VET) is pleased to report interim operating and unaudited financial results for the three months ended March 31, 2013.

HIGHLIGHTS

•	Recorded average production of 38,707 boe/d during the first quarter of 2013, compared to 36,265 boe/d in the fourth quarter of 2012. Quarter-over-quarter growth was primarily attributable to strong Canadian and European production volumes, partially offset by decreased Australia production due to drilling activities and cyclone downtime.
•	Generated fund flows from operations of $163.6 million ($1.65 per share) in the first quarter of 2013, as compared to $141.7 million ($1.43 per share) in the fourth quarter of 2012 and $151.1 million ($1.56 per share) in the first quarter of 2012. Fund flows from operations for the first quarter of 2013 were 15% higher quarter-over-quarter and 8% higher year-over-year. Due to the timing of shipments, first quarter fund flows from operations were positively impacted by inventory draws in France and Australia of approximately 141,000 and 103,000 barrels, respectively, accounting for part of the increase in fund flows from operations.
•	Vermilion continues to benefit from strong pricing driven by significant exposure to Brent crude and high-netback European gas. Brent crude, representing 40% of the Company's production, averaged a US $18.18 per bbl premium to West Texas Intermediate and a US $25.13 per bbl premium to Edmonton Sweet index during the first quarter. Vermilion's natural gas production in the Netherlands, representing approximately 16% of production, received an average price of $10.09 per mcf during the first quarter of 2013.
•	Continued to grow production in the Company's Cardium light oil play in Western Canada as the Company continues with the long-term development of its position. Vermilion has increased Cardium related production from approximately 1,000 boe/d in 2010 to over 8,400 boe/d during the first quarter of 2013. Vermilion participated in the drilling of 20.1 net Cardium wells and the completion of 24.0 net Cardium wells during the first quarter of 2013.
•	Began horizontal development with the drilling of two gross wells in the Mannville liquids-rich gas play in the Drayton Valley area in west central Alberta. The first well (50% Vermilion working interest) was put on production during the first quarter at a rate of 3.6 mmcf/d of natural gas and 515 bbls/d of condensate[1]. Subsequent to the end of the first quarter, the second well (82% working interest) was put on production at a rate of 2.6 mmcf/d of natural gas and 100 bbls/d of condensate[2].
•	Increased the Company's position in the Duvernay liquids-rich natural gas resource play with the acquisition of an additional 21.75 net sections in the first quarter, bringing Vermilion's total land position to 272 net sections. Vermilion's land position spans the breadth of the liquids-rich natural gas fairway, and was assembled for approximately $74 million dollars (approximately $425 per acre). In the first quarter, Vermilion completed its third Duvernay vertical appraisal well and is currently evaluating the results.
•	Awarded an exploration license for the Akkrum concession in the Netherlands. The Akkrum concession consists of over 54,000 acres situated directly between the Company's existing Gorredijk and Leeuwarden concessions. Along with the Hemelum and Opmeer concessions awarded in 2012 and with over 70 prospects identified, Vermilion intends to increase its Netherlands activity and has begun planning and hiring to scale up operations and technical staff in the region.
•	Drilled two sidetracked laterals from existing wells in Australia, including the longest horizontal section drilled at Wandoo to date at 3,400 metres. The first well produced at an initial rate of approximately 3,000 bbls/d of oil[3] prior to the end of the first quarter. Subsequent to the end of the first quarter, the second well produced at an initial rate of approximately 6,000 bbls/d of oil[4]. With a focus on maximizing oil recovery from the new wells, the Company intends to produce these wells at significantly restricted rates beginning in the second quarter of 2013. Vermilion expects to maintain production levels at Wandoo between 6,000 and 8,000 boe/d for the foreseeable future.
•	In Ireland, Corrib tunneling activities related to the completion of the nine kilometer onshore pipeline continued. Tunneling, construction and installation activities, commissioning and start-up are anticipated to take approximately two years to complete. First gas is anticipated in late 2014 or early 2015 and the project is expected to reach peak production levels in mid-2015.
•	In view of production results and well test data received to date, Vermilion is tightening its production guidance range for 2013 from the previously disclosed range of 39,000-40,500 boe/d to 39,500-40,500 boe/d.
•	Increased the monthly dividend 5.3% to $0.20 per share, which became effective for the January 2013 dividend paid on February 15, 2013.
•	Vermilion began trading on the New York Stock Exchange on March 12, 2013 under the ticker symbol "VET". As an international oil and gas producer, Vermilion believes the secondary listing may assist in broadening its shareholder base and improving share trading liquidity.
•	Recognized for the fourth consecutive year by the Great Place to Work® Institute in both Canada and France. Vermilion ranked as the 22nd Best Workplace in Canada amongst 318 corporations that participated in the study, and is the only oil and gas company of its size to be included in this year's Top 25. Vermilion's French subsidiary ranked as the 27th Best Workplace in France.

Annual General and Special Meeting Webcast

As Vermilion's Annual General and Special Meeting is being held today, May 1, 2013 at 1:30 PM MST at the Metropolitan Centre, Calgary, Alberta, there will not be a first quarter conference call, however, a presentation will be given by Mr. Lorenzo Donadeo, President & CEO after the conclusion of the formal part of this meeting.  Please visit http://www.vermilionenergy.com/ir/eventspresentations.cfm and click on webcast under upcoming events to view the presentation which will commence at approximately 1:45 PM MST.

1 Three-week average production rate, at 1,050 psi flowing tubing pressure, at restricted rates due to separator capacity constraints. 2 One-week average production rate, at 1,420 psi flowing tubing pressure, at restricted rates due to compressor capacity constraints. 3 Production from sidetrack only, without motherbore contribution. Two-week average production rate under gas lift conditions. Final water cut was 20%. 4 Production from sidetrack lateral. Motherbore was abandoned. Five-day average production rate. No water production.

ABBREVIATIONS

bbl(s)	barrel(s)
mbbls	thousand barrels
bbls/d	barrels per day
mcf	thousand cubic feet
mmcf	million cubic feet
bcf	billion cubic feet
mcf/d	thousand cubic feet per day
mmcf/d	million cubic feet per day
GJ	gigajoules
boe	barrel of oil equivalent, including: crude oil, natural gas liquids and natural gas (converted on the basis of one boe for six mcf of natural gas)
mboe	thousand barrel of oil equivalent
mmboe	million barrel of oil equivalent
boe/d	barrel of oil equivalent per day
NGLs	natural gas liquids
WTI	West Texas Intermediate, the reference price paid for crude oil of standard grade in U.S. dollars at Cushing, Oklahoma
AECO	the daily average benchmark price for natural gas at the AECO 'C' hub in southeast Alberta
TTF	the price for natural gas in the Netherlands, quoted in MWh of natural gas per hour per day, at the Title Transfer Facility Virtual Trading Point operated by Dutch TSO Gas Transport Services
$M	thousand dollars
$MM	million dollars
PRRT	Petroleum Resource Rent Tax, a profit based tax levied on petroleum projects in Australia

DISCLAIMER

Certain statements included or incorporated by reference in this document may constitute forward looking statements or financial outlooks under applicable securities legislation.  Such forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook.  Forward looking statements or information in this document may include, but are not limited to:

•	capital expenditures;
•	business strategies and objectives;
•	reserve quantities and the discounted present value of future net cash flows from such reserves;
•	petroleum and natural gas sales;
•	future production levels (including the timing thereof) and rates of average annual production growth;
•	exploration and development plans;
•	acquisition and disposition plans and the timing thereof;
•	operating and other expenses, including the payment of future dividends;
•	royalty and income tax rates;
•	the timing of regulatory proceedings and approvals; and
•	the timing of first commercial natural gas; and the estimate of Vermilion's share of the expected natural gas production from the Corrib field.

Such forward looking statements or information are based on a number of assumptions all or any of which may prove to be incorrect.  In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things:

•	the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally;
•	the ability of Vermilion to market crude oil, natural gas liquids and natural gas successfully to current and new customers;
•	the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation;
•	the timely receipt of required regulatory approvals;
•	the ability of Vermilion to obtain financing on acceptable terms;
•	foreign currency exchange rates and interest rates;
•	future crude oil, natural gas liquids and natural gas prices; and
•	Management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct.  Financial outlooks are provided for the purpose of understanding Vermilion's financial strength and business objectives and the information may not be appropriate for other purposes.  Forward looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information.  These risks and uncertainties include but are not limited to:

•	the ability of management to execute its business plan;
•	the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids and natural gas;
•	risks and uncertainties involving geology of crude oil, natural gas liquids and natural gas deposits;
•	risks inherent in Vermilion's marketing operations, including credit risk;
•	the uncertainty of reserves estimates and reserves life;
•	the uncertainty of estimates and projections relating to production and associated expenditures;
•	potential delays or changes in plans with respect to exploration or development projects
•	Vermilion's ability to enter into or renew leases on acceptable terms;
•	fluctuations in crude oil, natural gas liquids and natural gas prices, foreign currency exchange rates and interest rates;
•	health, safety and environmental risks;
•	uncertainties as to the availability and cost of financing;
•	the ability of Vermilion to add production and reserves through exploration and development activities;
•	the possibility that government policies or laws may change or governmental approvals may be delayed or withheld;
•	uncertainty in amounts and timing of royalty payments;
•	risks associated with existing and potential future law suits and regulatory actions against Vermilion; and
•	other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws.

Initial production and short-term rates are not necessarily indicative of long-term performance or of ultimate recovery.

In accordance with National Instruments 51-101, natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.  Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

HIGHLIGHTS

	Three Months Ended
($M except as indicated)	Mar 31,	Dec 31,	Mar 31,
Financial	2013	2012	2012
Petroleum and natural gas sales	309,576	241,233	310,488
Fund flows from operations [1]	163,629	141,737	151,122
Fund flows from operations ($/basic share)	1.65	1.43	1.56
Fund flows from operations ($/diluted share)	1.61	1.41	1.54
Net earnings	52,137	56,914	65,094
Net earnings per share ($/basic share)	0.53	0.58	0.67
Capital expenditures	180,469	157,035	94,360
Acquisitions	-	209,254	106,184
Asset retirement obligations settled	1,388	8,424	766
Cash dividends ($/share)	0.60	0.57	0.57
Dividends declared	59,612	56,435	55,124
Net dividends [1]	44,080	37,967	37,566
% of fund flows from operations, gross	36%	40%	36%
% of fund flows from operations, net	27%	27%	25%
Total net dividends, capital expenditures and asset retirement obligations settled [1]	225,937	203,426	132,692
% of fund flows from operations	138%	144%	88%
% of fund flows from operations (excluding the Corrib project)	127%	129%	80%
Net debt [1]	744,762	677,231	530,031
Operational
Production
Crude oil (bbls/d)	23,583	23,699	24,492
NGLs (bbls/d)	1,431	1,176	1,374
Natural gas (mmcf/d)	82.16	68.34	80.39
Total (boe/d)	38,707	36,265	39,265
Average realized prices
Crude oil and NGLs ($/bbl)	103.98	96.74	113.99
Natural gas ($/mcf)	6.77	7.15	5.77
Production mix (% of production)
% priced with reference to WTI	24%	25%	23%
% priced with reference to AECO	18%	14%	18%
% priced with reference to European gas	18%	17%	16%
% priced with reference to Dated Brent	40%	44%	43%
Netbacks ($/boe) [1]
Operating netback	59.18	57.54	58.45
Fund flows netback	43.89	46.07	42.30
Operating expenses	14.10	14.18	13.31
Average reference prices
WTI (US $/bbl)	94.37	88.18	102.93
Dated Brent (US $/bbl)	112.55	110.02	118.49
AECO ($/GJ)	3.03	3.05	2.04
Average foreign currency exchange rates
CDN $/US $	1.01	0.99	1.00
CDN $/Euro	1.33	1.29	1.31
Share information ('000s)
Shares outstanding - basic	99,462	99,135	96,838
Shares outstanding - diluted [1]	102,380	101,913	99,557
Weighted average shares outstanding - basic	99,301	98,944	96,644
Weighted average shares outstanding - diluted	101,349	100,425	98,191

1  The above table includes non-GAAP measures which may not be comparable to other companies.  Please see the "Non-GAAP Measures" section of Management's Discussion and Analysis.

OPERATIONAL REVIEW AND OUTLOOK

Performance during the first quarter of 2013 highlights Vermilion's strong operations and the benefits of global commodity exposure. Vermilion achieved consolidated production volumes of 38,707 boe/d and record quarterly fund flows from operations of $163.6 million. Vermilion was active in the first quarter drilling in Canada, Australia and France, positioning the Company for growth for the remainder of 2013.

Vermilion's global commodity exposure continues to afford the Company a significant competitive advantage with 40% of first quarter production volumes comprised of Brent-based crude and 18% comprised of high-netback European gas. Vermilion's Brent-based crude realized an average price of $113.34 per bbl, generating a nearly 30% premium over the Edmonton Sweet index which reflects pricing for Canadian light crude. The Company's Netherlands natural gas production received an average price $10.09 per mcf, a premium of $6.76 per mcf or over 200% compared to an average first quarter price of $3.33 per mcf for AECO natural gas in Canada. Vermilion's significant exposure to international pricing for the Company's high-netback liquids and European gas, enabled fund flows from operations growth of 15% quarter-over-quarter and outpaced production growth of 7%.

Canadian development activities continue to be focused on the full scale development of the Cardium light oil play. The Company's well performance to date remains consistent and continues to outpace that of most peers in the area, demonstrating the quality of Vermilion's land position in the West Pembina region. Since entering the play in 2009, the Company has drilled 201 gross wells (140 net) in the Cardium and increased production to over 8,400 boe/d. Vermilion continues to advance on a drilling and completions learning curve, including the implementation of water-based fracturing systems and multi-well pad drilling, and is currently the only Company in the region employing long reach wells (greater than one mile in length). Having generated a significant reduction in costs by drilling longer reach 1.5 mile horizontal wells, Vermilion is planning on drilling a higher percentage of 1.5 mile wells and potentially several 2.0 mile pilot wells over the remainder of 2013. Drilling longer horizontal wells has allowed the company to reduce well costs from more than $5 million per section to approximately $3 million per section in the first quarter of 2013. With a significant drilling inventory identified in its full Cardium development plan, Vermilion anticipates inventory to last five to six years at a drilling rate of 40 to 60 wells per year.

In the Mannville formation, positioned below the Cardium in the stratigraphic column, the Company has a significant inventory of liquids-rich natural gas horizontal drilling prospects. Vermilion plans to drill six gross (3.2 net) horizontal Mannville wells in 2013. Initial production results are now available from the first two wells in the Mannville program. The first well (50% Vermilion working interest) was put on production during the first quarter at a rate of 3.6 mmcf/d of natural gas and 515 bbls/d of condensate1. Subsequent to the end of the first quarter, the second well (82% working interest) was put on production at a rate of 2.6 mmcf/d of natural gas and 100 bbls/d of condensate2.

In the first quarter, Vermilion drilled and cored a third vertical stratigraphic test well in the Duvernay liquids-rich natural gas resource play. The Company has amassed 272 net sections in the Edson area capturing the full breadth of the liquids-rich natural gas fairway for approximately $74 million ($425 per acre). Vermilion's Duvernay rights largely underlie the Company's Cardium and Mannville positions, allowing for potential infrastructure, operational and timing advantages should full-field development of the Duvernay commence. The Duvernay has the potential to provide Vermilion with very significant development opportunities in its core Canadian operating region, and may deliver production growth into the latter half of the decade and beyond.

Australian activity in the first quarter of 2013 focused on the drilling program at Wandoo. Two sidetrack horizontal laterals from existing wells were drilled, including the longest horizontal section drilled at Wandoo to date at 3,400 metres. The first well was spud in early February, completed in mid-March, and put on production at an initial rate of approximately 3,000 bbls/d of oil3 prior to the end of the first quarter. The second well was spud in mid-March, and put on production at an initial rate of approximately 6,000 bbls/d of oil4 subsequent to the end of the first quarter. The jack-up drilling rig was demobilized and released in early April. The new sidetracks tested several drilling and geological concepts at Wandoo, including extreme long-reach horizontal drilling and further exploitation of the less-developed southern part of the field. The results will be incorporated into the geologic and numerical reservoir simulation models of Wandoo, with the objective of expanding and improving the Company's long-term drilling inventory.  While the initial production rates are indicative of the high productivity that can be generated through extreme long reach horizontal drilling in this very permeable reservoir, the Company intends to significantly restrict production from these wells after an initial production period to maximize long-term resource recovery. Vermilion anticipates maintaining production levels between 6,000 and 8,000 boe/d in Australia for the foreseeable future with drilling programs approximately every 18 to 24 months. Australia continues to generate strong netbacks and garners pricing at a premium to the Dated Brent index and incurs no transportation cost as production is sold directly from the platform.

During the first quarter of 2013, Vermilion began a five well drilling program in the Champotran field including four infill wells as a part of a waterflood expansion and one field extension test well. The Company had two wells drilled and a further two spud at the end of the first quarter. Additional activities in France included workovers, recompletions and facilities upgrades in the Paris and Aquitaine basins. Vermilion's 2012 acquisitions were a natural addition to the Company's asset base in France and further secured the Company's position as the leading oil producer in France. Vermilion continues to work toward integration of these assets and the identification of further opportunities to decrease the current cost structure and increase production through optimized operations, water flood management and development drilling. Vermilion's French assets are consistent with the Company's sustainable growth-and-income model, with low base decline rates, high quality Brent-based production, strong cash flow generation and numerous long-term investment opportunities.

Vermilion continues permitting and drilling preparations in the Netherlands with respect to a three well drilling campaign planned for 2013. The Company's Garijp debottlenecking project was completed in the first quarter of 2013, enabling incremental production from the existing Vinkega-1 well and first gas from Vinkega-2 in the second quarter. Facility construction for Langezwaag-1 is ongoing with production additions anticipated in the second quarter of 2013. The Company is looking to increase activity in the Netherlands to maintain a rolling inventory of production-adding projects with the intent to ultimately establish a reliable long-term growth profile. In March, the Company was awarded an exploration license for the Akkrum concession, located directly between Vermilion's existing Gorredijk and Leeuwarden concessions. Covering more than 54,000 acres, the Akkrum concession adds to the Company's already significant land position and future projects in the Netherlands.

In Ireland, the tunnel boring machine was installed on December 16, 2012 and has begun tunneling activities related to the completion of the nine kilometer onshore pipeline for Corrib.  Tunneling, construction and installation, commissioning and start-up are anticipated to take approximately two years to complete with first gas anticipated in late 2014 or early 2015. Peak production is expected to be reached in mid-2015 with production levels of approximately 55 mmcf/d (9,000 boe/d) net to Vermilion.

Vermilion remains positioned to deliver strong operational and financial performance over the next several years. The Company continues to target growth of approximately 30% to 50,000 boe/d in 2015 and fund flows from operations growth of approximately 40% over the same period (assuming current commodity pricing indications are realized). Near-to-medium term growth is expected to be driven by continued Cardium and Mannville development in Canada, high-netback natural gas in the Netherlands, and first gas from Corrib in late 2014 or early 2015. France and Australia production are anticipated to provide reliable production as well as significant cash flow during this time from Brent-based pricing, with the potential to provide production growth as Vermilion expands its technical work to mature investment projects in these areas.

Additional medium and long-term growth is expected to be generated by the Company's New Growth Initiative which is focused on the identification and development of emerging resource plays in Canada and the greater European region, including the Duvernay liquids-rich natural gas resource. As an example of the Company's greater European effort, Vermilion has acquired an exploration permit for 2.34 million acres in Morocco.  This opportunity is consistent with the Company's low-cost, early-entry strategy to secure large positions in unconventional shale oil and natural gas plays, providing significant optionality and potential for growth into the latter half of the decade.

Vermilion increased its monthly dividend 5.3% in the first quarter of 2013, from $0.19 to $0.20 per share. The increase became effective for the January 2013 dividend paid February 15, 2013. Based on increasing certainty for Corrib development timing and the strength of anticipated future cash flows from a variety of sources, the Company is committed to providing a reliable and growing dividend stream to investors.

On March 12, 2013, Vermilion shares began trading on the New York Stock Exchange under the ticker symbol "VET".  As an international oil and gas producer, the Company believes the secondary listing may assist in broadening its investor base and increasing trading liquidity.

Vermilion's conservative fiscal management and capital discipline leaves the Company well positioned to execute its growth-and-income model and provide growth to investors on a per share basis. The management and directors of Vermilion continue to hold approximately 8% of the outstanding shares and remain committed to delivering superior rewards to all stakeholders. Continuing to be acknowledged for excellence in its business practices, Vermilion was recognized for the fourth consecutive year by the Great Place to Work® Institute in both Canada and France. Vermilion ranked as the 22nd Best Workplace in Canada among more than 315 companies. Vermilion's France subsidiary ranked as the 27th Best Workplace in the country.

1 Three-week average production rate, at 1,050 psi flowing tubing pressure, at restricted rates due to separator capacity constraints. 2 One-week average production rate, at 1,420 psi flowing tubing pressure, at restricted rates due to compressor capacity constraints. 3 Production from sidetrack only, without motherbore contribution. Two-week average production rate under gas lift conditions. Final water cut was 20%. 4 Production from sidetrack lateral. Motherbore was abandoned. Five-day average production rate. No water production.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following is Management's Discussion and Analysis ("MD&A"), dated April 30, 2013, of Vermilion Energy Inc.'s ("Vermilion" or the "Company") operating and financial results as at and for the three months ended March 31, 2013 as compared with the corresponding period in the prior year.

This discussion should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2013 and the audited consolidated financial statements for the year ended December 31, 2012 and 2011, together with accompanying notes.  Additional information relating to Vermilion, including its Annual Information Form, is available on SEDAR at www.sedar.com or on Vermilion's website at www.vermilionenergy.com.

The unaudited condensed consolidated interim financial statements for the three months ended March 31, 2013 and comparative information have been prepared in Canadian dollars, except where another currency has been indicated, and in accordance with IAS 34, "Interim financial reporting", as issued by the International Accounting Standards Board.

NON-GAAP MEASURES

This report includes non-GAAP measures as further described herein.  These non-GAAP measures do not have standardized meanings prescribed by International Financial Reporting Standards ("IFRS" or, alternatively, "GAAP") and therefore may not be comparable with the calculations of similar measures for other entities.

"Fund flows from operations" represents cash flows from operating activities before changes in non-cash operating working capital and asset retirement obligations settled.  Management considers fund flows from operations and fund flows from operations per share to be key measures as they demonstrate Vermilion's ability to generate the cash necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments.  Management believes that by excluding the temporary impact of changes in non-cash operating working capital, fund flows from operations provides a useful measure of Vermilion's ability to generate cash that is not subject to short-term movements in non-cash operating working capital.

"Fund flows from operations (excluding the Corrib project)" represents fund flows from operations excluding expenses related to the Corrib project.  Management believes that by excluding expenses related to the Corrib project, fund flows from operations (excluding the Corrib project) provides a useful measure of Vermilion's ability to generate cash from its current producing assets.

The most directly comparable GAAP measure to fund flows from operations and fund flows from operations (excluding the Corrib project) is cash flows from operating activities.

Cash flows from operating activities as presented in Vermilion's consolidated statements of cash flows are reconciled to fund flows from operations and fund flows from operations (excluding the Corrib project) as follows:

	Three Months Ended
	Mar 31,	Dec 31,	Mar 31,
($M)	2013	2012	2012
Cash flows from operating activities	190,712	99,907	124,887
Changes in non-cash operating working capital	(28,471)	33,406	25,469
Asset retirement obligations settled	1,388	8,424	766
Fund flows from operations	163,629	141,737	151,122
Expenses related to the Corrib project	1,855	2,023	2,364
Fund flows from operations (excluding the Corrib project)	165,484	143,760	153,486

"Cash dividends per share" represents cash dividends declared per share by Vermilion.

"Net dividends" are dividends declared less proceeds received by Vermilion for the issuance of shares pursuant to the dividend reinvestment plan, both as presented in Vermilion's consolidated statements of changes in shareholders' equity.  Dividends both before and after the dividend reinvestment plan are reviewed by management and are assessed as a percentage of fund flows from operations to analyze the amount of cash that is generated by Vermilion which is being used to fund dividends.  Dividends declared is the most directly comparable GAAP measure to net dividends.

"Total net dividends, capital expenditures and asset retirement obligations settled" are net dividends plus the following amounts from Vermilion's consolidated statements of cash flows:  drilling and development, exploration and evaluation, dispositions and asset retirement obligations settled.

"Total net dividends, capital expenditures and asset retirement obligations settled (excluding the Corrib project)" are total net dividends, capital expenditures and asset retirement obligations settled excluding drilling and development and asset retirement obligations settled relating to the Corrib project.

Total net dividends, capital expenditures and asset retirement obligations settled and total net dividends, capital expenditures and asset retirement obligations settled (excluding the Corrib project) are reviewed by management and are assessed as a percentage of fund flows from operations and fund flows from operations (excluding the Corrib project) to analyze the amount of cash that is generated by Vermilion that is available to repay debt and fund potential future acquisitions and capital expenditures.

Dividends declared, total net dividends, capital expenditures and asset retirement obligations settled and total net dividends, capital expenditures and asset retirement obligations settled (excluding the Corrib project) are reconciled to their most directly comparable GAAP measures as follows:

	Three Months Ended
	Mar 31,	Dec 31,	Mar 31,
($M)	2013	2012	2012
Dividends declared	59,612	56,435	55,124
Issuance of shares pursuant to the dividend reinvestment plan	(15,532)	(18,468)	(17,558)
Net dividends	44,080	37,967	37,566
Drilling and development	179,520	151,157	87,896
Dispositions	(8,627)	-	-
Exploration and evaluation	9,576	5,878	6,464
Asset retirement obligations settled	1,388	8,424	766
Total net dividends, capital expenditures and asset retirement obligations settled	225,937	203,426	132,692
Capital expenditures and asset retirement obligations settled related to the Corrib project	(16,520)	(18,092)	(9,482)
Total net dividends, capital expenditures and asset retirement obligations settled (excluding the Corrib project)	209,417	185,334	123,210

"Net debt" is the sum of long-term debt and working capital as presented in Vermilion's consolidated balance sheets.  Net debt is used by management to analyze the financial position and leverage of Vermilion.  The most directly comparable GAAP measure is long-term debt.

Long-term debt as presented in Vermilion's consolidated balance sheets is reconciled to net debt as follows:

	As At
	Mar 31,	Dec 31,
($M)	2013	2012
Long-term debt	712,763	642,022
Current liabilities	391,708	355,711
Current assets	(359,709)	(320,502)
Net debt	744,762	677,231

"Netbacks" are per boe and per mcf measures used in operational and capital allocation decisions.

"Diluted shares outstanding" is the sum of shares outstanding at the period end plus outstanding awards under Vermilion's equity based compensation plan, based on current estimates of future performance factors and forfeitures. The most directly comparable GAAP measure is shares outstanding.

Shares outstanding is reconciled to diluted shares outstanding as follows:

	As At
	Mar 31,	Dec 31,	Mar 31,
('000s of shares)	2013	2012	2012
Shares outstanding	99,462	99,135	96,838
Potential shares issuable pursuant to the equity based compensation plan	2,918	2,778	2,719
Diluted shares outstanding	102,380	101,913	99,557

OPERATIONAL ACTIVITIES

Canada

Vermilion drilled 24 (22.5 net) wells during the first quarter of 2013, including 20 (20 net) operated Cardium horizontal wells and one (0.1 net) non-operated Cardium horizontal well. Since entering the play in 2009, the Company has drilled a total of 201 (140 net) wells in the Cardium. In the first quarter of 2013, Vermilion completed its third vertical test well in the Duvernay and drilled two (1.3 net) Mannville liquids-rich natural gas wells.

France

Vermilion commenced its Champotran drilling program with two wells drilled and two wells spud at the end of the first quarter. The Company completed a number of workovers in both the Paris and Aquitaine basins. Vermilion continues to work towards the full integration of the assets acquired through two separate transactions in 2012 and the identification of further optimization and infill drilling opportunities.

Netherlands

Operating activities in the first quarter focused on facility maintenance and site construction. Surface facilities for Vinkega-2 and Langezwaag-1 are under construction, with first gas for both wells anticipated in the second quarter of 2013. The Company's debottlenecking project at Garijp was completed in the first quarter, ahead of schedule, and will enable incremental production additions from Vinkega-2 and other wells to be brought on-stream.  In March, Vermilion was awarded the exploration license for the Akkrum concession, covering more than 54,000 acres and located between the Company's existing Gorredijk and Leeuwarden concessions.

Australia

Vermilion conducted a two well drilling program at Wandoo during the first quarter of 2013. These wells were horizontal sidetracks from existing well bores. The first well was spud early February and completed mid-March, the second was then spud and completed late March. The rig was demobilized and released subsequent to quarter end.

PRODUCTION

	Three Months Ended			% change
	Mar 31,	Dec 31,	Mar 31,	Q1/13 vs.	Q1/13 vs.
	2013	2012	2012	Q4/12	Q1/12
Canada
Crude oil & NGLs (bbls/d)	9,301	9,089	8,876	2%	5%
Natural gas (mmcf/d)	41.04	31.41	41.83	31%	(2%)
Total (boe/d)	16,140	14,323	15,848	13%	2%
% of consolidated	41%	40%	40%
France
Crude oil (bbls/d)	10,330	9,843	10,270	5%	1%
Natural gas (mmcf/d)	4.21	3.91	3.48	8%	21%
Total (boe/d)	11,032	10,495	10,850	5%	2%
% of consolidated	29%	29%	28%
Netherlands
NGLs (bbls/d)	96	70	72	37%	33%
Natural gas (mmcf/d)	36.91	33.03	35.08	12%	5%
Total (boe/d)	6,248	5,574	5,919	12%	6%
% of consolidated	16%	15%	15%
Australia
Crude oil (bbls/d)	5,287	5,873	6,648	(10%)	(20%)
% of consolidated	14%	16%	17%
Consolidated
Crude oil & NGLs (bbls/d)	25,014	24,875	25,866	1%	(3%)
% of consolidated	65%	69%	66%
Natural gas (mmcf/d)	82.16	68.34	80.39	20%	2%
% of consolidated	35%	31%	34%
Total (boe/d)	38,707	36,265	39,265	7%	(1%)

Average total production in Canada of 16,140 boe/d during the first quarter of 2013 represented an increase of 13% compared to 14,323 boe/d in the fourth quarter of 2012 and 2% as compared to 15,848 boe/d in the first quarter of the prior year. The increased volumes were largely attributable to continued development in the Cardium and initiation of a horizontal drilling program in the Mannville, as well as previously shut-in dry natural gas being brought back on-stream. Vermilion's exposure to oil and liquids represented approximately 58% of Canadian production in the first quarter of 2013 compared to 56% in the first quarter of 2012.

France production averaged 11,032 boe/d in the first quarter of 2013, representing a 5% increase compared to fourth quarter 2012. This increase is largely attributable to volumes associated with Vermilion's acquisition completed in December 2012 and continued workover and recompletion activities largely offsetting natural declines.

Netherlands average production of 6,248 boe/d in the first quarter of 2013 represented an increase of 12% quarter-over-quarter and 6% year-over-year.  Following shutdown for facility upgrades, the Slootdorp-4 well was reactivated in the first quarter contributing to the increased production.

Australia production averaged 5,287 boe/d during the first quarter of 2013, compared to 5,873 boe/d in the fourth quarter of 2012 and 6,648 boe/d in the first quarter of 2012. The decrease in production represents downtime associated with the two-well drilling program and seasonal cyclone activity. Production additions from the two wells are anticipated for the second quarter of 2013. Vermilion expects to sustain annual average production between 6,000 and 8,000 boe/d over the next few years with two to three well drilling programs every other year.

FINANCIAL REVIEW

	Three Months Ended			% change
	Mar 31,	Dec 31,	Mar 31,	Q1/13 vs.	Q1/13 vs.
($M)	2013	2012	2012	Q4/12	Q1/12
Net earnings	52,137	56,914	65,094	(8%)	(20%)
Fund flows from operations	163,629	141,737	151,122	15%	8%
Cash flow from operating activities	190,712	99,907	124,887	91%	53%
Net debt	744,762	677,231	530,031	10%	41%
Long-term debt	712,763	642,022	373,798	11%	91%
Ratio of net debt to annualized fund flows from operations	1.1	1.2	0.9	(8%)	22%
Total net dividends, capital expenditures and asset retirement obligations settled
% of fund flows from operations	138%	144%	88%
% of fund flows from operations (excluding the Corrib project)	127%	129%	80%

Fund flows from operations for the first quarter of 2013 increased compared to both the first and fourth quarters of 2012. On a quarter-over-quarter basis, the increase was a result of significantly higher petroleum and natural gas sales, driven by an increase in crude oil sales volumes and favorable crude oil and natural gas pricing. The increase in crude oil sales volumes was due in part to a draw of crude oil inventory in France and Australia totalling approximately 244,000 bbls during the first quarter of 2013. On a year-over-year basis, the increase in fund flows from operations occurred despite relatively consistent petroleum and natural gas sales due to a decrease in PRRT, which resulted from increased capital expenditures for the 2013 Australian drilling campaign, and the absence of the $8.5 million of transfer taxes paid in the first quarter of 2012 for the first of two acquisitions in France.

Cash flow from operating activities increased for the first quarter of 2013 compared to both the first and fourth quarter of 2012.  This increase was a result of the aforementioned changes to fund flows from operations, coupled with favorable timing differences pertaining to working capital.

Net earnings for the first quarter of 2013 decreased when compared to the fourth quarter of 2012.  This decrease occurred despite significantly higher petroleum and natural gas sales due to an unrealized foreign exchange loss in the current quarter versus an unrealized foreign exchange gain in the previous quarter.  Unrealized foreign exchange gains and losses are non-cash charges that result from the translation of Euro denominated loans made by Vermilion to its subsidiaries.  On a year-over-year basis, the decrease in net earnings was primarily the result of an increase in deferred tax expense in 2013, resulting from the timing of the deductibility of capital expenditures for tax purposes, and an increase in depletion expense.

Vermilion's net debt and long-term debt increased from December 31, 2012 as a result of draws on the revolving credit facility to fund current year development capital expenditures.  The increase in net debt and long-term debt from March 31, 2012 was the result of the second of two acquisitions in France during 2012 and current year development capital expenditures.  In addition, December 31, 2012 and March 31, 2013 long-term debt included the impact of payment of the US$135 million deferred payment, which pertained to the 2009 acquisition of Vermilion's 18.5% non-operated interest in the Corrib field.

The ratio of total net dividends, capital expenditures and asset retirement obligations settled (excluding capital expenditures and asset retirement obligations settled on the Corrib project) expressed as a percentage of fund flows from operations was relatively consistent quarter-over-quarter.  On a year-over-year basis, the increase in this ratio is primarily the result of increased capital expenditures during the current period relating to drilling activity in Australia, Canada and France.

COMMODITY PRICES

	Three Months Ended			% change
	Mar 31,	Dec 31,	Mar 31,	Q1/13 vs.	Q1/13 vs.
	2013	2012	2012	Q4/12	Q1/12
Average reference prices
WTI (US $/bbl)	94.37	88.18	102.93	7%	(8%)
Edmonton Sweet index (US $/bbl)	87.42	84.86	92.44	3%	(5%)
Dated Brent (US $/bbl)	112.55	110.02	118.49	2%	(5%)
AECO ($/GJ)	3.03	3.05	2.04	(1%)	49%
Netherlands gas price ($/GJ)	10.40	9.78	9.63	6%	8%
Netherlands gas price (€/GJ)	7.81	7.58	7.35	3%	6%
Average realized prices ($/boe)
Canada	57.61	58.80	55.84	(2%)	3%
France	107.17	102.26	104.84	5%	2%
Netherlands	61.21	60.96	59.08	-	4%
Australia	120.76	115.22	156.43	5%	(23%)
Consolidated	83.04	78.40	86.90	6%	(4%)
Production mix (% of production)
% priced with reference to WTI	24%	25%	23%
% priced with reference to AECO	18%	14%	18%
% priced with reference to European gas	18%	17%	16%
% priced with reference to Dated Brent	40%	44%	43%

Reference prices

Overall, crude oil prices increased during the first quarter of 2013 as compared to the fourth quarter of 2012.  WTI increased by 7% quarter-over-quarter as a result of the U.S. economy showing signs of improving growth and improved transportation capacity for crude oil from the U.S. Midwest to the Gulf Coast.  The increase in WTI coupled with a modest 2% increase in Dated Brent resulted in a narrowing differential between the two reference prices; however both WTI and the Edmonton Sweet index continued to trade at a significant discount ($18.18 and $25.13 per barrel, respectively) to Dated Brent.

The AECO reference price was relatively unchanged from the fourth quarter of 2012, however AECO pricing was significantly higher when compared to the first quarter of 2012 as a result of relatively flat North American production coupled with downward trending storage levels.

Realized pricing

The realized price of Vermilion's crude oil in Canada is directly linked to WTI but is subject to market conditions in Western Canada.  These market conditions can result in fluctuations in the pricing differential, as reflected by the Edmonton Sweet index price.  The realized price of Vermilion's NGLs in Canada is based on product specific differentials pertaining to trading hubs in the U.S.  The realized price of Vermilion's natural gas in Canada is based on the AECO spot price in Alberta.

Vermilion's crude oil in France and Australia is priced with reference to Dated Brent.

As of January 1, 2013, the price of Vermilion's natural gas in the Netherlands is now based on the TTF day-ahead index, as determined on the Title Transfer Facility Virtual Trading Point operated by Dutch TSO Gas Transport Services, plus various fees.  GasTerra, a state owned entity, continues to purchase all natural gas produced by Vermilion in the Netherlands.  Prior to 2013, the natural gas price received by Vermilion in the Netherlands was calculated using a trailing average of Dated Brent and the natural gas prices from European trading hubs.

Average realized prices in Vermilion's jurisdictions will differ from their corresponding average reference prices due to a number of factors, including the timing of the sale of production, differences in the quality of production and point of settlement.  In Canada, average realized prices are also impacted by the production mix of crude oil, NGLs and natural gas.

On a consolidated basis, for the three months ended March 31, 2013, crude oil and NGL production represented approximately 65% of total production (three months ended March 31, 2012 - 66%).

CAPITAL EXPENDITURES AND ACQUISITIONS

	Three Months Ended
By classification	Mar 31,	Dec 31,	Mar 31,
($M)	2013	2012	2012
Drilling and development	179,520	151,157	87,896
Dispositions	(8,627)	-	-
Exploration and evaluation	9,576	5,878	6,464
Capital expenditures	180,469	157,035	94,360

Property acquisition	-	-	106,184
Corporate acquisition	-	74,947	-
Payment of amount due pursuant to acquisition	-	134,307	-
Acquisitions	-	209,254	106,184

	Three Months Ended
By category	Mar 31,	Dec 31,	Mar 31,
($M)	2013	2012	2012
Land	3,129	462	6,667
Seismic	3,813	3,963	799
Drilling and completion	126,185	76,774	54,858
Production equipment and facilities	49,942	64,232	24,755
Recompletions	4,131	5,040	2,645
Other	1,896	6,564	4,636
Dispositions	(8,627)	-	-
Capital expenditures	180,469	157,035	94,360
Acquisitions	-	209,254	106,184
Total capital expenditures and acquisitions	180,469	366,289	200,544

	Three Months Ended
By country	Mar 31,	Dec 31,	Mar 31,
($M)	2013	2012	2012
Canada	86,636	84,609	71,982
France	21,592	95,905	111,842
Netherlands	372	8,118	2,570
Australia	55,349	25,257	4,544
Ireland	16,520	152,400	9,606

Capital expenditures:

Capital expenditures for the first quarter of 2013 were higher than both the first and fourth quarters of 2012.  On a quarter-over-quarter basis, capital expenditures were higher primarily as a result of increased capital expenditures in Australia related to the 2013 drilling campaign.  On a year-over-year basis, capital expenditures were higher as a result of the aforementioned Australia drilling campaign in addition to increased drilling activity in both Canada and France.

PETROLEUM AND NATURAL GAS SALES

	Three Months Ended			% change
By product	Mar 31,	Dec 31,	Mar 31,	Q1/13 vs.	Q1/13 vs.
($M except per boe and per mcf)	2013	2012	2012	Q4/12	Q1/12
Crude oil & NGLs	259,498	196,286	268,291	32%	(3%)
Per boe	103.98	96.74	113.99	7%	(9%)
Natural gas	50,078	44,947	42,197	11%	19%
Per mcf	6.77	7.15	5.77	(5%)	17%
Petroleum and natural gas sales	309,576	241,233	310,488	28%	-
Per boe	83.04	78.40	86.90	6%	(4%)

	Three Months Ended			% change
By country	Mar 31,	Dec 31,	Mar 31,	Q1/13 vs.	Q1/13 vs.
($M except per boe)	2013	2012	2012	Q4/12	Q1/12
Canada	83,688	77,476	80,526	8%	4%
Per boe	57.61	58.80	55.84	(2%)	3%
France	121,566	87,702	103,511	39%	17%
Per boe	107.17	102.26	104.84	5%	2%
Netherlands	34,421	31,260	31,820	10%	8%
Per boe	61.21	60.96	59.08	-	4%
Australia	69,901	44,795	94,631	56%	(26%)
Per boe	120.76	115.22	156.43	5%	(23%)

Vermilion's consolidated petroleum and natural gas sales for the first quarter of 2013 were higher than the fourth quarter of 2012 as a result of increased sales volumes, including an inventory draw in both Australia and France, in addition to an increase in the realized price of crude oil.

Vermilion's consolidated petroleum and natural gas sales for the first quarter of 2013 remained relatively unchanged as compared to the same period in the prior year as the impact of the decrease in crude oil volumes sold and prices was offset by a significant increase in North American natural gas prices.

CRUDE OIL INVENTORY

Vermilion carries an inventory of crude oil in France and Australia, which is a result of timing differences between production and sales.

The following table summarizes the changes in Vermilion's crude oil inventory positions:

	Three Months Ended
	Mar 31,	Dec 31,	Mar 31,
(mbbls)	2013	2012	2012
France
Opening crude oil inventory	354	246	187
Adjustments	5	-	-
Crude oil production	930	906	935
Crude oil sales	(1,071)	(798)	(899)
Closing crude oil inventory	218	354	223
Australia
Opening crude oil inventory	268	117	222
Crude oil production	476	540	605
Crude oil sales	(579)	(389)	(827)
Closing crude oil inventory	165	268	-

Inventory as at March 31, 2013 was comprised of the following components:

($M)	France	Australia	Total
Operating expense	3,284	3,701	6,985
Royalties	1,106	-	1,106
Depletion	4,206	3,229	7,435
	8,596	6,930	15,526

DERIVATIVE INSTRUMENTS

The following tables summarize Vermilion's outstanding risk management positions as at March 31, 2013:

Risk Management - Oil	Funded Cost (US $/bbl)	bbls/d	Strike Price(s) US $/bbl
Swap - WTI
January 2013 - June 2013 [1]	-	1,000	101.18
January 2013 - December 2013	-	2,000	93.04
Collar - WTI
April 2013 - June 2013	-	1,000	91.75 - 101.91
Fixed Price Differential - MSW
April 2013 - June 2013	-	2,000	WTI less $4.25
Collar - Dated Brent
January 2013 - June 2013	-	2,000	90.00 - 105.28
January 2013 - December 2013	-	3,500	96.14 - 107.34
April 2013 - June 2013	-	2,700	106.85 - 113.77
July 2013 - December 2013	-	500	95.00 - 109.10
Swap - Dated Brent
April 2013 - June 2013	-	250	115.41

Risk Management - European natural gas	Funded Cost (€/GJ)	GJ/d	Strike Price €/GJ
Swap - TTF
April 2013 - September 2013 [2]	-	1,800	7.12

Risk Management - Canadian natural gas	Funded Cost ($/GJ)	GJ/d	Strike Price(s) $/GJ
Collar - AECO
April 2013 - September 2013	-	2,500	2.90 - 3.47
April 2013 - October 2013	-	3,500	3.05 - 3.66
April 2013 - December 2013	-	5,000	2.93 - 3.52
October 2013 - December 2013	-	2,500	2.85 - 3.56
Collar - AECO (Physical)
April 2012 - March 2014	0.10	5,500	2.60 - 3.78
June 2012 - March 2014	0.10	3,000	2.30 - 3.75

[1]	The counterparties to the swaps have the option on June 28, 2013 to extend the swap to December 31, 2013 at the contracted volume and price.
[2]	TTF collars are priced based on the TTF "day-ahead" bid and offer quotations, which are quoted in MWh of natural gas per hour per day. MWh of natural gas per hour per day measures are converted at a ratio of 1 MWh to 3.6 GJ.

From time to time Vermilion enters into new risk management positions.  Information regarding outstanding risk management positions is available on Vermilion's website at www.vermilionenergy.com/ir/hedging.cfm.

The following table summarizes the impact of derivative instruments on cash flows from operating activities:

	Three Months Ended			% change
	Mar 31,	Dec 31,	Mar 31,	Q1/13 vs.	Q1/13 vs.
($M except per boe)	2013	2012	2012	Q4/12	Q1/12
Realized loss on derivative instruments	2,787	1,559	5,718	79%	(51%)
Per boe	0.75	0.51	1.60	47%	(53%)

The realized loss on derivative instruments for the first quarter of 2013 is comprised primarily of amounts paid to settle Dated Brent costless collars, as reference prices exceeded the ceiling price on those instruments, partially offset by amounts received on WTI extendable swaps. This realized loss was higher than the previous quarter (where the loss related primarily to premiums paid on funded collars and put options) and was lower than the same quarter in the previous year (where the loss related both to premiums and amounts paid for settlement).

ROYALTIES

	Three Months Ended			% change
By product	Mar 31,	Dec 31,	Mar 31,	Q1/13 vs.	Q1/13 vs.
($M except per boe and per mcf)	2013	2012	2012	Q4/12	Q1/12
Crude oil & NGLs	14,810	11,429	14,241	30%	4%
Per boe	5.93	5.63	6.05	5%	(2%)
Natural gas	980	509	211	93%	364%
Per mcf	0.13	0.08	0.03	63%	333%
Royalties	15,790	11,938	14,452	32%	9%
Per boe	4.24	3.88	4.04	9%	5%
% of petroleum and natural gas sales	5.1%	4.9%	4.7%

	Three Months Ended			% change
By country	Mar 31,	Dec 31,	Mar 31,	Q1/13 vs.	Q1/13 vs.
($M except per boe)	2013	2012	2012	Q4/12	Q1/12
Canada	8,989	7,401	8,969	21%	-
Per boe	6.19	5.62	6.22	10%	-
% of petroleum and natural gas sales	10.7%	9.6%	11.1%
France	6,801	4,537	5,483	50%	24%
Per boe	6.00	5.29	5.55	13%	8%
% of petroleum and natural gas sales	5.6%	5.2%	5.3%

In Canada, royalties as a percentage of sales for the three months ended March 31, 2013 was 10.7% as compared to 9.6% for the prior quarter and 11.1% for the comparative period of the prior year.  Crude oil and NGL royalties as a percentage of sales for the current quarter of 11.4% increased slightly from 10.4% for the prior quarter but decreased from 12.2% for the first quarter of 2012.  The timing of putting additional horizontal Cardium wells on production results in slight changes to realized royalty rates arising from a royalty incentive applied to initial production volumes from these wells.

In France, the primary portion of the royalties is levied in Euros and is based on units of production and that component, therefore, is not subject to changes in commodity prices.  Royalties as a percentage of sales for the three months ended March 31, 2013 increased to 5.6% from 5.2% and 5.3% for the three months ended December 31, 2012 and March 31, 2012, respectively, due to the impact of a stronger Euro year-over-year.

Production in the Netherlands and Australia is not subject to royalties.

OPERATING EXPENSE

	Three Months Ended			% change
By product	Mar 31,	Dec 31,	Mar 31,	Q1/13 vs.	Q1/13 vs.
($M except per boe and per mcf)	2013	2012	2012	Q4/12	Q1/12
Crude oil & NGLs	41,855	31,212	36,866	34%	14%
Per boe	16.77	15.38	15.66	9%	7%
Natural gas	10,720	12,422	10,687	(14%)	-
Per mcf	1.45	1.98	1.46	(27%)	(1%)
Operating	52,575	43,634	47,553	20%	11%
Per boe	14.10	14.18	13.31	(1%)	6%

	Three Months Ended			% change
By country	Mar 31,	Dec 31,	Mar 31,	Q1/13 vs.	Q1/13 vs.
($M except per boe)	2013	2012	2012	Q4/12	Q1/12
Canada	13,841	14,514	14,267	(5%)	(3%)
Per boe	9.53	11.01	9.89	(13%)	(4%)
France	19,939	13,699	15,102	46%	32%
Per boe	17.58	15.97	15.30	10%	15%
Netherlands	3,969	5,713	4,109	(31%)	(3%)
Per boe	7.06	11.14	7.63	(37%)	(7%)
Australia	14,826	9,708	14,075	53%	5%
Per boe	25.61	24.97	23.27	3%	10%

In Canada, first quarter operating expense of $13.8 million was lower than the $14.5 million for the fourth quarter of 2012 as a result of costs incurred in the prior quarter associated with two facility turnarounds partially offset by higher costs in the first quarter of this year related to salaries and benefits, fuel and electricity and chemical usage.  Operating expense for the first quarter of 2013 was also lower as compared to the $14.3 million for the first quarter of the prior year as a result of some non-operated equalizations received in that period.  Operating costs per boe for the three months ended March 31, 2013, decreased as compared to the previous quarter and the first quarter of 2012 as a result of lower expense and higher volumes.

In France, first quarter operating expense of $19.9 million was higher than both the fourth quarter 2012 expense of $13.7 million and the expense of $15.1 million for the first quarter of 2012 largely as a result of the inventory draw that occurred in the current quarter.  When inventoried product is sold, the related costs are expensed in the period of sale.  Despite higher production volumes in the first quarter of 2013 as compared to the fourth quarter of 2012, the timing of downhole work and increased electricity costs resulted in an increase in operating expense per boe to $17.58 for the current quarter from $15.97 for the prior quarter.

In the Netherlands, operating expense for the three months ended March 31, 2013 of $4.0 million decreased from $5.7 million in the prior quarter and was consistent with the $4.1 million for the first quarter of 2012.  The quarter-over-quarter decrease is attributable to the timing of project work.  Operating expense per boe for the three months ended March 31, 2013 similarly decreased versus the previous quarter and the first quarter of 2012 as a result of lower expenses coupled with higher volumes.

In Australia, first quarter operating expense increased to $14.8 million from the previous quarter's expense of $9.7 million due to a draw in crude oil inventory associated with shipment timing.  A decrease in crude oil inventory results in the related production costs being expensed when the product is sold.  On a per boe basis, operating expense for the first quarter of 2013 was higher than the previous quarter and the first quarter of 2012 as a result of lower production volumes in the current quarter due to two cyclones and drilling activities that resulted in unplanned downtime.

TRANSPORTATION EXPENSE

	Three Months Ended			% change
By country	Mar 31,	Dec 31,	Mar 31,	Q1/13 vs.	Q1/13 vs.
($M except per boe)	2013	2012	2012	Q4/12	Q1/12
Canada	2,269	1,922	2,044	18%	11%
Per boe	1.56	1.46	1.42	7%	10%
France	2,754	1,854	2,648	49%	4%
Per boe	2.43	2.16	2.68	13%	(9%)
Ireland	1,618	1,682	2,001	(4%)	(19%)
Transportation	6,641	5,458	6,693	22%	(1%)
Per boe	1.78	1.77	1.87	1%	(5%)

Consolidated transportation expense was higher for the first quarter of 2013 as compared to the fourth quarter of 2012.  This increase was primarily the result of higher sales volumes in Canada and an increased number of shipments in France from the Aquitaine basin.

Consolidated transportation expense for the first quarter of 2013 was consistent with the expense for the same period in 2012 as a result of lower payments under the ship or pay agreement related to the Corrib project, mostly offset by higher volumes in both Canada and France.

OTHER (INCOME) EXPENSE

	Three Months Ended			% change
	Mar 31,	Dec 31,	Mar 31,	Q1/13 vs.	Q1/13 vs.
($M except per boe)	2013	2012	2012	Q4/12	Q1/12
Other (income) expense	(67)	460	7,983	(115%)	(101%)
Per boe	(0.02)	0.15	2.24	(113%)	(101%)

Other expense for the three months ended March 31, 2012 was comprised primarily of $8.5 million relating to transfer taxes paid to regulatory authorities in France pursuant to the first quarter of 2012 acquisition of certain working interests in six producing fields located in the Paris and Aquitaine basins in France.

GENERAL AND ADMINISTRATION EXPENSE

	Three Months Ended			% change
	Mar 31,	Dec 31,	Mar 31,	Q1/13 vs.	Q1/13 vs.
($M except per boe)	2013	2012	2012	Q4/12	Q1/12
General and administration	12,610	8,888	10,148	42%	24%
Per boe	3.38	2.89	2.84	17%	19%

General and administration expense for the first quarter of 2013 was higher than the expense for both the previous quarter and the first quarter of 2012 due to increased staffing levels to support Vermilion's operational activities coupled with expenditure timing.

EQUITY BASED COMPENSATION EXPENSE

	Three Months Ended			% change
	Mar 31,	Dec 31,	Mar 31,	Q1/13 vs.	Q1/13 vs.
($M except per boe)	2013	2012	2012	Q4/12	Q1/12
Equity based compensation	16,136	18,484	10,055	(13%)	60%
Per boe	4.33	6.01	2.81	(28%)	54%

Equity based compensation expense relates to non-cash compensation expense attributable to long-term incentives granted to directors, officers and employees under the Vermilion Incentive Plan (VIP). The expense is recognized over the vesting period based on the grant date fair value of awards, adjusted for the ultimate number of awards that actually vest as determined by the Company's achievement of performance conditions.

Equity based compensation expense for the first quarter of 2013 was lower than the preceeding quarter as the fourth quarter of 2012 included additional expense resulting from a change in performance condition assumptions.  As the first quarter of 2013 also reflected this change in performance condition assumptions, equity based compensation expense for the current quarter was higher than the expense for the same quarter in 2012.

INTEREST EXPENSE

	Three Months Ended			% change
	Mar 31,	Dec 31,	Mar 31,	Q1/13 vs.	Q1/13 vs.
($M except per boe)	2013	2012	2012	Q4/12	Q1/12
Interest expense	8,689	7,656	6,101	13%	42%
Per boe	2.33	2.49	1.71	(6%)	36%

Interest expense increased during the current quarter as compared to both the prior quarter and same quarter in the previous year primarily due to increased borrowings under Vermilion's revolving credit facility.

DEPLETION AND DEPRECIATION, ACCRETION, IMPAIRMENTS AND GAIN ON ACQUISITION

	Three Months Ended			% change
	Mar 31,	Dec 31,	Mar 31,	Q1/13 vs.	Q1/13 vs.
($M except per boe)	2013	2012	2012	Q4/12	Q1/12
Depletion and depreciation	81,448	66,642	75,848	22%	7%
Per boe	21.85	21.66	21.23	1%	3%
Accretion	5,824	6,119	5,238	(5%)	11%
Per boe	1.56	1.99	1.47	(22%)	6%
Impairments	-	-	65,800	-	(100%)
Per boe	-	-	18.42	-	(100%)
Gain on acquisition	-	-	(45,309)	-	(100%)
Per boe	-	-	(12.68)	-	(100%)

Depletion and depreciation expense on a per boe basis was relatively consistent for the first quarter of 2013 as compared to both the first and fourth quarters of 2012.  The slight increase in the current quarter was higher primarily due to the result of higher finding, development and acquisition costs incurred from additional liquids development in Canada and the acquisitions in France in 2012.

Accretion expense decreased for the first quarter of 2013 as compared to the fourth quarter of 2012 as a result of a decrease in asset retirement obligations.  This decrease occurred in Canada, due to a change in estimate recorded in the fourth quarter of 2012, and was partially offset by asset retirement obligations recorded on the fourth quarter of 2012 acquisition in France.  On a year-over-year basis, accretion expense increased as the aforementioned decrease in Canada's asset retirement obligations were offset by asset retirement obligations assumed on the France acquisition in the fourth quarter of 2012.

The impairment losses for the first quarter of 2012 pertained to impairment losses recorded on Vermilion's conventional deep gas and shallow coal bed methane natural gas plays.  These impairment charges were the result of significant declines in the forward pricing assumptions for natural gas in Canada.

The gain on acquisition for the first quarter of 2012 relates to Vermilion's acquisition of certain working interests in the Paris and Aquitaine basins in France.  The gain arose as a result of the increase in the fair value of the acquired petroleum and natural gas reserves from the time when the acquisition was negotiated to the acquisition date.  The increase resulted from a change in the underlying commodity price forecasts used to determine the fair value of the acquired reserves.

TAXES

	Three Months Ended			% change
By classification	Mar 31,	Dec 31,	Mar 31,	Q1/13 vs.	Q1/13 vs.
($M except per boe)	2013	2012	2012	Q4/12	Q1/12
Current taxes before PRRT	35,557	21,470	32,364	66%	10%
Per boe	9.54	6.98	9.06	37%	5%
PRRT	11,153	1,598	27,269	598%	(59%)
Per boe	2.99	0.52	7.63	475%	(61%)
Current taxes	46,710	23,068	59,633	102%	(22%)
Per boe	12.53	7.50	16.69	67%	(25%)

	Three Months Ended			% change
By country	Mar 31,	Dec 31,	Mar 31,	Q1/13 vs.	Q1/13 vs.
($M except per boe)	2013	2012	2012	Q4/12	Q1/12
Canada	251	259	442	(3%)	(43%)
Per boe	0.17	0.20	0.31	(15%)	(45%)
France	18,659	13,335	12,895	40%	45%
Per boe	16.45	15.55	13.06	6%	26%
Netherlands	9,434	1,102	9,057	756%	4%
Per boe	16.78	2.15	16.82	680%	-
Australia	18,366	8,372	37,239	119%	(51%)
Per boe	31.73	21.53	61.56	47%	(48%)

Vermilion pays current taxes in France, the Netherlands and Australia.  Corporate income taxes in France and the Netherlands apply to taxable income after eligible deductions.  In France, taxable income is taxed at a rate of approximately 34.4%, plus an additional profit tax of 1.7% levied until 2014 if annual gross revenues exceed 250 million Euros.  In the Netherlands, taxable income is taxed at a rate of approximately 46%.  As a function of the impact of Vermilion's Canadian tax pools, the Company does not presently pay current taxes in Canada. The Canadian segment includes holding companies that pay current taxes in foreign jurisdictions.

In Australia, current taxes include both corporate income taxes and PRRT.  Corporate income taxes are applied at a rate of approximately 30% on taxable income after eligible deductions, which include PRRT.  PRRT is a profit based tax applied at a rate of 40% on sales less eligible expenditures, including operating expenses and capital expenditures.

Total current taxes before PRRT was higher in the first quarter of 2013 as compared to the fourth quarter of 2012 as a result of increased sales in France and Australia, in addition to the absence of certain deductions for asset retirement obligations and depletion recorded in the Netherlands for the fourth quarter of 2012.  Total current taxes before PRRT was relatively consistent for the first quarter of 2013 as compared to the same period in the prior year.

PRRT increased for the first quarter of 2013 compared to fourth quarter of 2012 as a result of an inventory draw in the current quarter.  On a year-over-year basis, the decrease in PRRT is a result of higher capital expenditures in Australia.

FOREIGN EXCHANGE

	Three Months Ended
	Mar 31,	Dec 31,	Mar 31,
($M except per boe)	2013	2012	2012
Unrealized foreign exchange loss (gain)	2,519	(13,873)	(5,247)
Per boe	0.68	(4.50)	(1.47)
Realized foreign exchange loss (gain)	617	(2,459)	820
Per boe	0.17	(0.81)	0.23
Foreign exchange loss (gain)	3,136	(16,332)	(4,427)
Per boe	0.85	(5.31)	(1.24)

As a result of Vermilion's international operations, Vermilion conducts business in currencies other than the Canadian dollar and has monetary assets and liabilities (including cash, receivables, payables, derivative assets and liabilities, and intercompany loans) denominated in such currencies.  Vermilion's exposure to foreign currencies includes the U.S. Dollar, the Euro and the Australian Dollar.

Foreign exchange gains and losses are comprised of both unrealized and realized amounts.  Unrealized foreign exchange gains and losses are the result of translating monetary assets and liabilities held in non-functional currencies to the respective functional currencies of Vermilion and its subsidiaries.  Realized gains and losses are the result of foreign exchange fluctuations and the timing of payments on transactions conducted in non-functional currencies and as such are subject to fluctuations.

For the first quarter of 2013, the unrealized foreign exchange loss primarily resulted from the impact of the appreciation of the Canadian dollar against the Euro and the resultant impact on Euro denominated loans made by Vermilion to its subsidiaries.

SUMMARY OF RESULTS

	Three Months Ended
	Mar 31,	Dec 31,	Sept 30,	Jun 30,	Mar 31,	Dec 31,	Sept 30,	Jun 30,
($M except per share)	2013	2012	2012	2012	2012	2011	2011	2011
Petroleum and natural gas sales	309,576	241,233	284,838	246,544	310,488	275,172	248,361	278,297
Net earnings (loss)	52,137	56,914	30,798	37,816	65,094	(30,243)	64,442	81,429
Net earnings (loss) per share
Basic	0.53	0.58	0.31	0.39	0.67	(0.32)	0.71	0.90
Diluted	0.51	0.57	0.31	0.38	0.66	(0.32)	0.70	0.89

The fluctuations in Vermilion's petroleum and natural gas sales and net earnings (loss) from quarter-to-quarter are primarily caused by variations in sales volumes, crude oil and natural gas prices and the impact of royalties and tax legislation in the jurisdictions in which Vermilion operates.  In addition, petroleum and natural gas prices may impact gains and losses on derivative instruments and may result in impairment charges or the reversal of impairment charges incurred in previous periods.

LIQUIDITY AND CAPITAL RESOURCES

Vermilion's net debt as at March 31, 2013 was $744.8 million compared to $677.2 million as at December 31, 2012.

Long-term debt was comprised of the following:

	As At
	Mar 31,	Dec 31,
($M)	2013	2012
Revolving credit facility	490,303	419,784
Senior unsecured notes	222,460	222,238
Long-term debt	712,763	642,022

Revolving Credit Facility

At March 31, 2013, Vermilion had in place a bank revolving credit facility totalling $950 million, of which approximately $490.3 million was drawn.  The facility, which matures in May of 2015, is fully revolving up to the date of maturity.

The facility is extendable from time to time, but not more than once per year, for a period not longer than three years, at the option of the lenders and upon notice from Vermilion.  If no extension is granted by the lenders, the amounts owing pursuant to the facility are repayable on the maturity date.  This facility bears interest at a rate applicable to demand loans plus applicable margins.

The amount available to Vermilion under this facility is reduced by outstanding letters of credit associated with Vermilion's operations totalling $49.1 million as at March 31, 2013 (December 31, 2012 - $49.2 million).

The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion.  Under the terms of the facility, Vermilion must maintain a ratio of total bank borrowings (defined as consolidated total debt), to consolidated net earnings before interest, income taxes, depreciation, accretion and other certain non-cash items of not greater than 4.0.  In addition, Vermilion must maintain a ratio of consolidated total senior debt (consolidated total debt excluding unsecured and subordinated debt) to consolidated net earnings before interest, income taxes, depreciation, accretion and other certain non-cash items of not greater than 3.0.

As at March 31, 2013, Vermilion was in compliance with its financial covenants.

Senior Unsecured Notes

On February 10, 2011, Vermilion issued $225.0 million of senior unsecured notes at par.  The notes bear interest at a rate of 6.5% per annum and will mature on February 10, 2016.  As direct senior unsecured obligations of Vermilion, the notes rank pari passu with all other present and future unsecured and unsubordinated indebtedness of the Company.

Vermilion may, at its option, prior to February 10, 2014, redeem up to 35% of the notes with net proceeds of equity offerings by the Company at a redemption price equal to 106.5% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to the applicable redemption date.  Subsequently, Vermilion may, on or after February 10, 2014, redeem all or part of the notes at fixed redemption prices, plus, in each case, accrued and unpaid interest, if any, to the applicable redemption date.  The notes were initially recognized at fair value net of transaction costs and are subsequently measured at amortized cost using an effective interest rate of 7.1%.

ASSET RETIREMENT OBLIGATIONS

	As At
	Mar 31,	Dec 31,
($M)	2013	2012
Asset retirement obligations	362,113	371,063

The decrease in asset retirement obligations was primarily the result of an overall increase in the discount rates applied to the obligations.  This decrease was partially offset by accretion and additions from new wells drilled during the quarter.

DIVIDENDS

	Three Months Ended	Year Ended
	Mar 31,	Dec 31,
($M)	2013	2012
Cash flows from operating activities	190,712	496,580
Net earnings	52,137	190,622
Dividends declared	59,612	223,717
Excess of cash flows from operating activities over dividends declared	131,100	272,863
(Shortfall) of net earnings over dividends declared	(7,475)	(33,095)

During the three months ended March 31, 2013, Vermilion maintained monthly dividends at $0.20 per share and declared dividends totalling $59.6 million.

Excess cash flows from operating activities over dividends declared are used to fund capital expenditures, asset retirement obligations and debt repayments.

Following Vermilion's conversion to a trust in January 2003, the distribution remained at $0.17 per unit per month until it was increased to $0.19 per unit per month in December 2007.  Effective September 1, 2010, Vermilion converted to a dividend paying corporation and dividends remained at $0.19 per share per month until increased to $0.20 per share per month in January 2013.  The January 2013 increase was announced on November 14, 2012 and resulted in an increase in the monthly cash dividends by 5.3% to $0.20 per share per month beginning with the January 2013 dividend (paid on February 15, 2013).

Vermilion's policy with respect to dividends is to be conservative and maintain a low ratio of dividends to fund flows from operations.  During low price commodity cycles, Vermilion will initially maintain dividends and allow the ratio to rise.  Should low commodity price cycles remain for an extended period of time, Vermilion will evaluate the necessity of changing the level of dividends, taking into consideration capital development requirements, debt levels and acquisition opportunities.

Over the next two years, Vermilion anticipates that Corrib, Cardium and other exploration and development activities will require a significant capital investment by Vermilion.  Although Vermilion currently expects to be able to maintain its current dividend, Vermilion's fund flows from operations may not be sufficient during this period to fund cash dividends, capital expenditures and asset retirement obligations.  Vermilion will evaluate its ability to finance any shortfalls with debt, issuances of equity or by reducing some or all categories of expenditures to ensure that total expenditures do not exceed available funds.

SHAREHOLDERS' EQUITY

During the three months ended March 31, 2013, Vermilion issued 0.3 million shares pursuant to the dividend reinvestment plan and Vermilion's equity based compensation programs.  Shareholders' capital increased by $16.2 million as a result of the issuance of those shares.

As at March 31, 2013, there were 99.5 million shares outstanding.  As at April 30, 2013, there were 101.2 million shares outstanding.

CORRIB PROJECT

Vermilion holds an 18.5% non-operating interest in the offshore Corrib gas field located off the northwest coast of Ireland.  Production from Corrib is expected to increase Vermilion's volumes by approximately 55 mmcf/d (9,000 boe/d) once the field reaches peak production.  Vermilion acquired its 18.5% working interest in the project on July 30, 2009.  The project comprises five offshore wells, both offshore and onshore pipeline segments as well as a natural gas processing facility.  At the time of the acquisition most of the key components of the project, with the exception of the onshore pipeline, were either complete or in the latter stages of development.  Vermilion's interest was acquired for cash consideration of $136.8 million with subsequent capital expenditures to March 31, 2013 of $319.1 million, primarily related to completion of the natural gas processing facility, sub-surface well work, and permitting, preparations and construction of the onshore pipeline.  Furthermore, pursuant to the terms of the acquisition agreement, Vermilion made an additional payment to the vendor of $134.3 million (US$135 million) at the end of 2012.  In 2011, approvals and permissions were granted for the onshore gas pipeline and tunneling activities commenced in December of 2012.  Vermilion expects to continue significant capital investment on this project over the next two years and currently expects to achieve initial gas production from this field in late 2014 or early 2015, and to reach peak production levels in mid-2015.

RISK MANAGEMENT

Vermilion is exposed to various market and operational risks.  For a detailed discussion of these risks, please see Vermilion's Annual Report for the year ended December 31, 2012.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of any possible contingencies.  These estimates and assumptions are developed based on the best available information which management believed to be reasonable at the time such estimates and assumptions were made.  As such, these assumptions are uncertain at the time estimates are made and could change, resulting in a material impact on Vermilion's consolidated financial statements.  Estimates are reviewed by management on an ongoing basis, and as a result, certain of these estimates may change from period to period due to the availability of new information. Additionally, as a result of the unique circumstances of each jurisdiction that Vermilion operates in, the critical accounting estimates may affect one or more jurisdictions.

The following outlines what management believes to be the most critical accounting policies involving the use of estimates and assumptions:

i.	Depletion and depreciation charges are based on estimates of total proven and probable reserves that Vermilion expects to recover in the future.
ii.	Asset retirement obligations are based on past experience and current economic factors which management believes are reasonable.
iii.	Impairment tests are performed at the cash generating unit (CGU) level, which is determined based on management's judgment. The calculation of the recoverable amount of a CGU is based on market factors as well as estimates of PNG reserves and future costs required to develop reserves.
iv.	Deferred tax amounts recognized in the consolidated financial statements are based on management's assessment of the tax positions at the end of each reporting period.

OFF BALANCE SHEET ARRANGEMENTS

Vermilion has certain lease agreements that are entered into in the normal course of operations, all of which are operating leases and accordingly no asset or liability value has been assigned to the consolidated balance sheet as at March 31, 2013.

Vermilion has not entered into any guarantee or off balance sheet arrangements that would materially impact Vermilion's financial position or results of operations.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in Vermilion's internal control over financial reporting that occurred during the period covered by this MD&A that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting.

RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

As of January 1, 2013, Vermilion adopted the following standards and amendments as issued by the IASB.  The adoption of these standards did not have a material impact on Vermilion's consolidated financial statements.

IFRS 10 "Consolidated Financial Statements"
IFRS 10 replaced Standing Interpretations Committee 12, "Consolidation - Special Purpose Entities" and the consolidation requirements of IAS 27 "Consolidated and Separate Financial Statements".  The new standard replaces the existing risk and rewards based approaches and establishes control as the determining factor when determining whether an interest in another entity should be included in the consolidated financial statements.

IFRS 11 "Joint Arrangements"
IFRS 11 replaced IAS 31 "Interests in Joint Ventures".  The new standard focuses on the rights and obligations of an arrangement, rather than its legal form.  The standard redefines joint operations and joint ventures and requires joint operations to be proportionately consolidated and joint ventures to be equity accounted.

IFRS 12 "Disclosure of Interests in Other Entities"
IFRS 12 provides comprehensive disclosure requirements on interests in other entities, including joint arrangements, associates, and special purpose entities.  The new disclosures are intended to assist financial statement users in evaluating the nature, risks and financial effects of an entity's interest in subsidiaries and joint arrangements.

IFRS 13 "Fair Value Measurement"
IFRS 13 provides a common definition of fair value within IFRS.  The new standard provides measurement and disclosure guidance and applies when another IFRS requires or permits an item to be measured at fair value, with limited exceptions.

IAS 34 "Interim Financial Reporting"
Amendments to IAS 34 require specific disclosure on the fair value of financial instruments for interim reporting.

ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

The adoption of the following standards is not expected to have a material impact on Vermilion's consolidated financial statements:

IFRS 9 "Financial Instruments"
As of January 1, 2015, Vermilion will be required to adopt IFRS 9, as part of the first phase of the IASB's project to replace IAS 39, "Financial Instruments: Recognition and Measurement". The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value.

NETBACKS

The following table includes segmented financial statement information on a per unit basis.  Natural gas sales volumes have been converted on a basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.

	Three Months Ended Mar 31, 2013			Three Months Ended Mar 31, 2012
	Oil & NGLs	Natural Gas	Total	Total
	$/bbl	$/mcf	$/boe	$/boe
Canada
Price	85.26	3.33	57.61	55.84
Realized hedging gain (loss)	0.28	-	0.16	(0.44)
Royalties	(9.71)	(0.23)	(6.19)	(6.22)
Transportation	(1.99)	(0.16)	(1.56)	(1.42)
Operating	(9.23)	(1.66)	(9.53)	(9.89)
Operating netback	64.61	1.28	40.49	37.87
France
Price	109.54	11.17	107.17	104.84
Realized hedging loss	(1.89)	-	(1.78)	(4.98)
Royalties	(6.24)	(0.30)	(6.00)	(5.55)
Transportation	(2.57)	-	(2.43)	(2.68)
Operating	(18.02)	(1.68)	(17.58)	(15.30)
Operating netback	80.82	9.19	79.38	76.33
Netherlands
Price	102.96	10.09	61.21	59.08
Operating	-	(1.19)	(7.06)	(7.63)
Operating netback	102.96	8.90	54.15	51.45
Australia
Price	120.76	-	120.76	156.43
Realized hedging loss	(1.74)	-	(1.74)	(0.27)
Operating	(25.61)	-	(25.61)	(23.27)
PRRT [1]	(19.27)	-	(19.27)	(45.08)
Operating netback	74.14	-	74.14	87.81
Total Company
Price	103.98	6.77	83.04	86.90
Realized hedging loss	(1.12)	-	(0.75)	(1.60)
Royalties	(5.93)	(0.13)	(4.24)	(4.04)
Transportation	(1.77)	(0.30)	(1.78)	(1.87)
Operating	(16.77)	(1.45)	(14.10)	(13.31)
PRRT [1]	(4.47)	-	(2.99)	(7.63)
Operating netback	73.92	4.89	59.18	58.45
General and administration			(3.38)	(2.84)
Interest expense			(2.33)	(1.71)
Realized foreign exchange loss			(0.17)	(0.23)
Other income (expense)			0.13	(2.31)
Current income taxes [1]			(9.54)	(9.06)
Fund flows netback			43.89	42.30
Accretion			(1.56)	(1.47)
Depletion and depreciation			(21.85)	(21.23)
Impairments			-	(18.42)
Gain on acquisition			-	12.68
Deferred taxes			(1.09)	7.96
Unrealized other (expense) income			(0.11)	0.07
Unrealized foreign exchange (loss) gain			(0.68)	1.47
Unrealized loss on derivative instruments			(0.30)	(2.33)
Equity based compensation			(4.33)	(2.81)
Earnings netback			13.97	18.22

[1]	Vermilion considers Australian PRRT to be an operating item and accordingly has included PRRT in the calculation of operating netbacks. Current income taxes presented above excludes PRRT.

CONSOLIDATED BALANCE SHEETS
(THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

		March 31,	December 31,
	Note	2013	2012
ASSETS
Current
Cash and cash equivalents		176,513	102,125
Accounts receivable		156,966	180,064
Crude oil inventory		15,526	25,719
Derivative instruments		746	2,086
Prepaid expenses		9,958	10,508
		359,709	320,502

Deferred taxes		194,354	193,354
Exploration and evaluation assets	4	125,775	117,161
Capital assets	3	2,523,959	2,445,240
		3,203,797	3,076,257

LIABILITIES
Current
Accounts payable and accrued liabilities		321,775	300,682
Dividends payable	7	19,892	18,836
Derivative instruments		8,257	8,484
Income taxes payable		41,784	27,709
		391,708	355,711

Long-term debt	6	712,763	642,022
Asset retirement obligations	5	362,113	371,063
Deferred taxes		295,706	288,815
		1,762,290	1,657,611

SHAREHOLDERS' EQUITY
Shareholders' capital	7	1,497,506	1,481,345
Contributed surplus		85,088	69,581
Accumulated other comprehensive loss		(33,741)	(32,409)
Deficit		(107,346)	(99,871)
		1,441,507	1,418,646
		3,203,797	3,076,257

CONSOLIDATED STATEMENTS OF NET EARNINGS AND COMPREHENSIVE INCOME
(THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS, UNAUDITED)

		Three Months Ended
		March 31,	March 31,
	Note	2013	2012
REVENUE
Petroleum and natural gas sales		309,576	310,488
Royalties		(15,790)	(14,452)
Petroleum and natural gas revenue		293,786	296,036

EXPENSES
Operating		52,575	47,553
Transportation		6,641	6,693
Equity based compensation	8	16,136	10,055
Loss on derivative instruments		3,900	14,057
Interest expense		8,689	6,101
General and administration		12,610	10,148
Foreign exchange loss (gain)		3,136	(4,427)
Other (income) expense		(67)	7,983
Accretion	5	5,824	5,238
Depletion and depreciation	3, 4	81,448	75,848
Impairments	3	-	65,800
Gain on acquisition		-	(45,309)
		190,892	199,740
EARNINGS BEFORE INCOME TAXES		102,894	96,296

INCOME TAXES
Deferred		4,047	(28,431)
Current		46,710	59,633
		50,757	31,202

NET EARNINGS		52,137	65,094

OTHER COMPREHENSIVE (LOSS) INCOME
Currency translation adjustments		(1,332)	7,381
COMPREHENSIVE INCOME		50,805	72,475

NET EARNINGS PER SHARE
Basic		0.53	0.67
Diluted		0.51	0.66

WEIGHTED AVERAGE SHARES OUTSTANDING ('000s)
Basic		99,301	96,644
Diluted		101,349	98,191

CONSOLIDATED STATEMENTS OF CASH FLOWS
(THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

		Three Months Ended
		March 31,	March 31,
	Note	2013	2012
OPERATING
Net earnings		52,137	65,094
Adjustments:
Accretion	5	5,824	5,238
Depletion and depreciation	3, 4	81,448	75,848
Impairments	3	-	65,800
Gain on acquisition		-	(45,309)
Unrealized loss on derivative instruments		1,113	8,339
Equity based compensation	8	16,136	10,055
Unrealized foreign exchange loss (gain)		2,519	(5,247)
Unrealized other expense (income)		405	(265)
Deferred taxes		4,047	(28,431)
Asset retirement obligations settled	5	(1,388)	(766)
Changes in non-cash operating working capital		28,471	(25,469)
Cash flows from operating activities		190,712	124,887

INVESTING
Drilling and development	3	(179,520)	(87,896)
Exploration and evaluation	4	(9,576)	(6,464)
Property acquisitions	3	-	(106,184)
Dispositions	3	8,627	-
Changes in non-cash investing working capital		38,210	(6,754)
Cash flows used in investing activities		(142,259)	(207,298)

FINANCING
Increase in long-term debt		69,429	-
Issuance of shares pursuant to the dividend reinvestment plan		-	17,558
Cash dividends		(43,024)	(55,047)
Cash flows from (used in) financing activities		26,405	(37,489)
Foreign exchange (loss) gain on cash held in foreign currencies		(470)	30

Net change in cash and cash equivalents		74,388	(119,870)
Cash and cash equivalents, beginning of period		102,125	234,507
Cash and cash equivalents, end of period		176,513	114,637

Supplementary information for operating activities - cash payments
Interest paid		12,092	9,507
Income taxes paid		32,635	19,699

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(THOUSANDS OF CANADIAN DOLLARS, UNAUDITED)

				Accumulated
				Other		Total
		Shareholders'	Contributed	Comprehensive		Shareholders'
	Note	Capital	Surplus	Loss	Deficit	Equity
Balances as at January 1, 2012		1,368,145	56,468	(33,387)	(59,625)	1,331,601
Net earnings		-	-	-	65,094	65,094
Currency translation adjustments		-	-	7,381	-	7,381
Equity based compensation expense		-	9,419	-	-	9,419
Dividends declared	7	-	-	-	(55,124)	(55,124)
Issuance of shares pursuant to the
dividend reinvestment plan	7	17,558	-	-	-	17,558
Shares issued pursuant to the bonus plan	7	636	-	-	-	636
Balances as at March 31, 2012		1,386,339	65,887	(26,006)	(49,655)	1,376,565

				Accumulated
				Other		Total
		Shareholders'	Contributed	Comprehensive		Shareholders'
	Note	Capital	Surplus	Loss	Deficit	Equity
Balances as at January 1, 2013		1,481,345	69,581	(32,409)	(99,871)	1,418,646
Net earnings		-	-	-	52,137	52,137
Currency translation adjustments		-	-	(1,332)	-	(1,332)
Equity based compensation expense		-	15,507	-	-	15,507
Dividends declared	7	-	-	-	(59,612)	(59,612)
Issuance of shares pursuant to the
dividend reinvestment plan	7	15,532	-	-	-	15,532
Shares issued pursuant to the bonus plan	7	629	-	-	-	629
Balances as at March 31, 2013		1,497,506	85,088	(33,741)	(107,346)	1,441,507

DESCRIPTION OF EQUITY RESERVES

Shareholders' capital
Represents the recognized amount for common shares when issued, net of equity issuance costs and deferred taxes.

Contributed surplus
Represents the recognized value of employee awards which are settled in shares. Once vested, the value of the awards is transferred to shareholders' capital.

Accumulated other comprehensive loss
Represents the cumulative income and expenses which are not recorded immediately in net earnings and are accumulated until an event triggers recognition in net earnings. The current balance consists of currency translation adjustments resulting from translating financial statements of subsidiaries with a foreign functional currency to Canadian dollars at period end rates.

Retained earnings (deficit)
Represents the cumulative net earnings less distributed earnings of Vermilion Energy Inc.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2013 AND 2012
(TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT SHARE AND PER SHARE AMOUNTS, UNAUDITED)

1. BASIS OF PRESENTATION

Vermilion Energy Inc. (the "Company" or "Vermilion") is a corporation governed by the laws of the Province of Alberta and is actively engaged in the business of crude oil and natural gas exploration, development, acquisition and production.

These condensed consolidated interim financial statements are in compliance with IAS 34, "Interim financial reporting" and have been prepared using the same accounting policies and methods of computation as Vermilion's consolidated financial statements for the year ended December 31, 2012, except as discussed in Note 2.

These condensed consolidated interim financial statements should be read in conjunction with Vermilion's consolidated financial statements for the year ended December 31, 2012, which are contained within Vermilion's Annual Report for the year ended December 31, 2012 and are available on SEDAR at www.sedar.com or on Vermilion's website at www.vermilionenergy.com.

These condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors of Vermilion on April 30, 2013.

2. RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS

As of January 1, 2013, Vermilion adopted the following standards and amendments as issued by the IASB.  The adoption of these standards did not have a material impact on Vermilion's consolidated financial statements.

IFRS 10 "Consolidated Financial Statements"
IFRS 10 replaced Standing Interpretations Committee 12, "Consolidation - Special Purpose Entities" and the consolidation requirements of IAS 27 "Consolidated and Separate Financial Statements".  The new standard replaces the existing risk and rewards based approaches and establishes control as the determining factor when determining whether an interest in another entity should be included in the consolidated financial statements.

IFRS 11 "Joint Arrangements"
IFRS 11 replaced IAS 31 "Interests in Joint Ventures".  The new standard focuses on the rights and obligations of an arrangement, rather than its legal form.  The standard redefines joint operations and joint ventures and requires joint operations to be proportionately consolidated and joint ventures to be equity accounted.

IFRS 12 "Disclosure of Interests in Other Entities"
IFRS 12 provides comprehensive disclosure requirements on interests in other entities, including joint arrangements, associates, and special purpose entities.  The new disclosures are intended to assist financial statement users in evaluating the nature, risks and financial effects of an entity's interest in subsidiaries and joint arrangements.

IFRS 13 "Fair Value Measurement"
IFRS 13 provides a common definition of fair value within IFRS.  The new standard provides measurement and disclosure guidance and applies when another IFRS requires or permits an item to be measured at fair value, with limited exceptions.

IAS 34 "Interim Financial Reporting"
Amendments to IAS 34 require specific disclosure on the fair value of financial instruments for interim reporting.  These disclosures are included in Note 11.

3. CAPITAL ASSETS

The following table reconciles the change in Vermilion's capital assets:

	Petroleum and	Furniture and	Total
($M)	Natural Gas Assets	Office Equipment	Capital Assets
Balance at January 1, 2012	2,016,611	15,071	2,031,682
Additions	407,973	5,248	413,221
Transfers from exploration and evaluation assets	10,528	-	10,528
Property acquisitions	206,260	-	206,260
Corporate acquisitions	136,297	-	136,297
Borrowing costs capitalized	9,994	-	9,994
Changes in estimate for asset retirement obligations	1,334	-	1,334
Depletion and depreciation [1]	(289,194)	(5,165)	(294,359)
Impairments	(65,800)	-	(65,800)
Effect of movements in foreign exchange rates	(3,882)	(35)	(3,917)
Balance at December 31, 2012	2,430,121	15,119	2,445,240
Additions	178,013	1,507	179,520
Dispositions	(8,627)	-	(8,627)
Changes in estimate for asset retirement obligations	(13,657)	-	(13,657)
Depletion and depreciation [1]	(75,395)	(2,150)	(77,545)
Effect of movements in foreign exchange rates	(961)	(11)	(972)
Balance at March 31, 2013	2,509,494	14,465	2,523,959

[1]	Depletion and depreciation above excludes depletion recorded as a component of crude oil inventory.

4. EXPLORATION AND EVALUATION ASSETS

The following table reconciles the change in Vermilion's exploration and evaluation assets:

($M)	Exploration and Evaluation Assets
Balance at January 1, 2012	92,301
Additions	39,317
Transfers to petroleum and natural gas assets	(10,528)
Depreciation	(3,485)
Effect of movements in foreign exchange rates	(444)
Balance at December 31, 2012	117,161
Additions	9,576
Depreciation	(903)
Effect of movements in foreign exchange rates	(59)
Balance at March 31, 2013	125,775

5. ASSET RETIREMENT OBLIGATIONS

The following table reconciles the change in Vermilion's asset retirement obligations:

($M)	Asset Retirement Obligations
Balance at January 1, 2012	310,531
Additional obligations recognized	55,228
Changes in estimates for existing obligations	(26,560)
Obligations settled	(13,739)
Accretion	23,040
Changes in discount rates	22,807
Effect of movements in foreign exchange rates	(244)
Balance at December 31, 2012	371,063
Additional obligations recognized	1,023
Obligations settled	(1,388)
Accretion	5,824
Changes in discount rates	(14,680)
Effect of movements in foreign exchange rates	271
Balance at March 31, 2013	362,113

6. LONG-TERM DEBT

The following table summarizes Vermilion's outstanding long-term debt:

	As At
($M)	Mar 31, 2013	Dec 31, 2012
Revolving credit facility	490,303	419,784
Senior unsecured notes	222,460	222,238
Long-term debt	712,763	642,022

Revolving Credit Facility

At March 31, 2013, Vermilion had in place a bank revolving credit facility totalling $950 million, of which approximately $490.3 million was drawn.  The facility, which matures in May of 2015, is fully revolving up to the date of maturity.

The facility is extendable from time to time, but not more than once per year, for a period not longer than three years, at the option of the lenders and upon notice from Vermilion.  If no extension is granted by the lenders, the amounts owing pursuant to the facility are repayable on the maturity date.  This facility bears interest at a rate applicable to demand loans plus applicable margins.

The amount available to Vermilion under this facility is reduced by outstanding letters of credit associated with Vermilion's operations totalling $49.1 million as at March 31, 2013 (December 31, 2012 - $49.2 million).

The facility is secured by various fixed and floating charges against the subsidiaries of Vermilion.  Under the terms of the facility, Vermilion must maintain a ratio of total bank borrowings (defined as consolidated total debt), to consolidated net earnings before interest, income taxes, depreciation, accretion and other certain non-cash items of not greater than 4.0.  In addition, Vermilion must maintain a ratio of consolidated total senior debt (consolidated total debt excluding unsecured and subordinated debt) to consolidated net earnings before interest, income taxes, depreciation, accretion and other certain non-cash items of not greater than 3.0.

As at March 31, 2013, Vermilion was in compliance with its financial covenants.

Senior Unsecured Notes

On February 10, 2011, Vermilion issued $225.0 million of senior unsecured notes at par.  The notes bear interest at a rate of 6.5% per annum and will mature on February 10, 2016.  As direct senior unsecured obligations of Vermilion, the notes rank pari passu with all other present and future unsecured and unsubordinated indebtedness of the Company.

Vermilion may, at its option, prior to February 10, 2014, redeem up to 35% of the notes with net proceeds of equity offerings by the Company at a redemption price equal to 106.5% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to the applicable redemption date.  Subsequently, Vermilion may, on or after February 10, 2014, redeem all or part of the notes at fixed redemption prices, plus, in each case, accrued and unpaid interest, if any, to the applicable redemption date.  The notes were initially recognized at fair value net of transaction costs and are subsequently measured at amortized cost using an effective interest rate of 7.1%.

7. SHAREHOLDERS' CAPITAL

The following tables reconcile the change in Vermilion's shareholders' capital:

Shareholders' Capital	Number of Shares ('000s)	Amount ($M)
Balance as at January 1, 2012	96,430	1,368,145
Issuance of shares pursuant to the dividend reinvestment plan	1,631	72,058
Vesting of equity based awards	904	33,355
Share-settled dividends on vested equity based awards	157	7,151
Shares issued pursuant to the bonus plan	13	636
Balance as at December 31, 2012	99,135	1,481,345
Issuance of shares pursuant to the dividend reinvestment plan	315	15,532
Shares issued pursuant to the bonus plan	12	629
Balance as at March 31, 2013	99,462	1,497,506

Dividends declared to shareholders for the three months ended March 31, 2013 were $59.6 million.

Subsequent to the end of the period and prior to the condensed consolidated interim financial statements being authorized for issue on April 30, 2013, Vermilion declared dividends totalling $20.2 million or $0.20 per share.

8. EQUITY BASED COMPENSATION

The following table summarizes the number of awards outstanding under the Vermilion Incentive Plan ("VIP"):

Number of Awards ('000s)	2013	2012
Opening balance	1,690	1,750
Granted	57	681
Vested	-	(596)
Forfeited	(3)	(145)
Closing balance	1,744	1,690

The fair value of a VIP award is determined on the grant date at the closing price of Vermilion's common shares on the Toronto Stock Exchange, adjusted by the estimated performance factor that will ultimately be achieved.  Dividends, which notionally accrue to the awards during the vesting period, are not included in the determination of grant date fair values.

9. SEGMENTED INFORMATION

The following segment information has been prepared by segregating the results into the geographic areas in which Vermilion operates.  The following amounts include transactions between segments, which are recorded at fair value at the date of recognition.

	Three Months Ended March 31, 2013
($M)	Canada	France	Netherlands	Australia	Ireland	Total
Total assets	1,289,888	842,756	140,269	342,107	588,777	3,203,797
Drilling and development	84,060	21,592	1,999	55,349	16,520	179,520
Exploration and evaluation	9,576	-	-	-	-	9,576

Operating Income (Loss)
Oil and gas sales to external customers	83,688	121,566	34,421	69,901	-	309,576
Royalties	(8,989)	(6,801)	-	-	-	(15,790)
Revenue from external customers	74,699	114,765	34,421	69,901	-	293,786
Realized gain (loss) on derivative instruments	237	(2,019)	-	(1,005)	-	(2,787)
Transportation expense	(2,269)	(2,754)	-	-	(1,618)	(6,641)
Operating expense	(13,841)	(19,939)	(3,969)	(14,826)	-	(52,575)
Operating income (loss)	58,826	90,053	30,452	54,070	(1,618)	231,783

Corporate income taxes	251	18,659	9,434	7,213	-	35,557
PRRT	-	-	-	11,153	-	11,153
Current income taxes	251	18,659	9,434	18,366	-	46,710

	Three Months Ended March 31, 2012
($M)	Canada	France	Netherlands	Australia	Ireland	Total
Total assets	1,181,389	727,854	145,102	260,736	511,918	2,826,999
Drilling and development	65,546	5,727	2,473	4,544	9,606	87,896
Exploration and evaluation	6,367	-	97	-	-	6,464

Operating Income (Loss)
Oil and gas sales to external customers	80,526	103,511	31,820	94,631	-	310,488
Royalties	(8,969)	(5,483)	-	-	-	(14,452)
Revenue from external customers	71,557	98,028	31,820	94,631	-	296,036
Realized loss on derivative instruments	(638)	(4,914)	-	(166)	-	(5,718)
Transportation expense	(2,044)	(2,648)	-	-	(2,001)	(6,693)
Operating expense	(14,267)	(15,102)	(4,109)	(14,075)	-	(47,553)
Operating income (loss)	54,608	75,364	27,711	80,390	(2,001)	236,072

Corporate income taxes	442	12,895	9,057	9,970	-	32,364
PRRT	-	-	-	27,269	-	27,269
Current income taxes	442	12,895	9,057	37,239	-	59,633

Reconciliation of operating income to net earnings

	Three Months Ended
($M)	Mar 31, 2013	Mar 31, 2012
Operating income	231,783	236,072
Equity based compensation	(16,136)	(10,055)
Unrealized loss on derivative instruments	(1,113)	(8,339)
Interest expense	(8,689)	(6,101)
General and administration	(12,610)	(10,148)
Foreign exchange (loss) gain	(3,136)	4,427
Other income (expense)	67	(7,983)
Accretion	(5,824)	(5,238)
Depletion and depreciation	(81,448)	(75,848)
Impairments	-	(65,800)
Gain on acquisition	-	45,309
Earnings before income taxes	102,894	96,296
Income taxes	(50,757)	(31,202)
Net earnings	52,137	65,094

10. CAPITAL DISCLOSURES

	Three Months Ended
($M except as indicated)	Mar 31, 2013	Mar 31, 2012
Long-term debt	712,763	373,798
Current liabilities	391,708	493,465
Current assets	(359,709)	(337,232)
Net debt [1]	744,762	530,031

Cash flows from operating activities	190,712	124,887
Changes in non-cash operating working capital	(28,471)	25,469
Asset retirement obligations settled	1,388	766
Fund flows from operations	163,629	151,122
Annualized fund flows from operations [2]	654,516	604,488

Ratio of net debt to annualized fund flows from operations ([1] ÷ [2])	1.1	0.9

The ratio of net debt to annualized fund flows from operations was higher in the current year as compared to the prior year primarily as a result of an increase in net debt.  The increase in net debt was the result of the two acquisitions that occurred in France during the first and fourth quarter of 2012 and capital expenditures pertaining to the Ireland assets, which are currently under development.

Vermilion is subject to certain externally imposed capital requirements under its revolving credit facility.  During the periods covered by these consolidated financial statements, Vermilion continued to comply with these requirements.

11. FINANCIAL INSTRUMENTS

Classification of Financial Instruments

The following table summarizes information relating to Vermilion's financial instruments as at March 31, 2013 and December 31, 2012:

				As at March 31, 2013		As at December 31, 2012
Class of financial instrument	Consolidated balance sheet caption	Accounting designation	Related caption on Statement of Net Earnings	Carrying value ($M)	Fair value ($M)	Carrying value ($M)	Fair value ($M)	Fair value measurement hierarchy
Cash	Cash and cash equivalents	HFT	Gains and losses on foreign exchange are included in foreign exchange loss (gain)	176,513	176,513	102,125	102,125	Level 1
Receivables	Accounts receivable	LAR	Gains and losses on foreign exchange are included in foreign exchange loss (gain) and impairments are recognized as general and administration expense	156,966	156,966	180,064	180,064	Not applicable
Derivative assets	Derivative instruments	HFT	Loss on derivative instruments	746	746	2,086	2,086	Level 2
Derivative liabilities	Derivative instruments	HFT	Loss on derivative instruments	(8,257)	(8,257)	(8,484)	(8,484)	Level 2
Payables	Accounts payable and accrued liabilities	OTH	Gains and losses on foreign exchange are included in foreign exchange loss (gain)	(341,667)	(341,667)	(319,518)	(319,518)	Not applicable
	Dividends payable
Long-term debt	Long-term debt	OTH	Interest expense	(712,763)	(728,101)	(642,022)	(656,315)	Not applicable

The accounting designations used in the above table refer to the following:

HFT - Classified as "Held for trading" in accordance with International Accounting Standard 39 "Financial Instruments: Recognition and Measurement".  These financial assets and liabilities are carried at fair value on the consolidated balance sheets with associated gains and losses reflected in net earnings.

LAR - "Loans and receivables" are initially recognized at fair value and are subsequently measured at amortized cost.  Impairments and foreign exchange gains and losses are recognized in net earnings.

OTH - "Other financial liabilities" are initially recognized at fair value net of transaction costs directly attributable to the issuance of the instrument and subsequently are measured at amortized cost.  Interest is recognized in net earnings using the effective interest method.  Foreign exchange gains and losses are recognized in net earnings.

Level 1 - Fair value measurement is determined by reference to unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Fair value measurement is determined based on inputs other than unadjusted quoted prices that are observable, either directly or indirectly.

Level 3 - Fair value measurement is based on inputs for the asset or liability that are not based on observable market data.

Determination of Fair Values

The level in the fair value hierarchy into which the fair value measurements are categorized is determined on the basis of the lowest level input that is significant to the fair value measurement.  Transfers between levels on the fair value hierarchy are deemed to have occurred at the end of the reporting period.

Fair values for derivative assets and derivative liabilities are determined using pricing models incorporating future prices that are based on assumptions which are supported by prices from observable market transactions and are adjusted for credit risk.

The carrying value of receivables approximate their fair value due to their short maturities.

The carrying value of long-term debt outstanding on the revolving credit facility approximates its fair value due to the use of short-term borrowing instruments at market rates of interest.

The fair value of the senior unsecured notes changes in response to changes in the market rates of interest payable on similar instruments and was determined with reference to prevailing market rates for such instruments.

Nature and Extent of Risks Arising from Financial Instruments

Market risk:
Vermilion's financial instruments are exposed to currency risk related to changes in foreign currency denominated financial instruments and commodity price risk related to outstanding derivative positions.  The following table summarizes what the impact on comprehensive income before tax would be for the three months ended March 31, 2013 given changes in the relevant risk variables that Vermilion considers were reasonably possible at the balance sheet date.  The impact on comprehensive income before tax associated with changes in these risk variables for assets and liabilities that are not considered financial instruments are excluded from this analysis.  This analysis does not attempt to reflect any interdependencies between the relevant risk variables.

	March 31, 2013
	Before tax effect on comprehensive income
Risk ($M)	Description of change in risk variable	Increase (decrease)
Currency risk - Euro to Canadian	Increase in strength of the Canadian dollar against the	(6,953)
	Euro by 5% over the relevant closing rates on March 31, 2013
	Decrease in strength of the Canadian dollar against the	6,953
	Euro by 5% over the relevant closing rates on March 31, 2013
Currency risk - US $ to Canadian	Increase in strength of the Canadian dollar against the	(1,440)
	US$ by 5% over the relevant closing rates on March 31, 2013
	Decrease in strength of the Canadian dollar against the	1,440
	US$ by 5% over the relevant closing rates on March 31, 2013
Currency risk - AUD $ to Canadian	Increase in strength of the Canadian dollar against the	(1,898)
	AUD$ by 5% over the relevant closing rates on March 31, 2013
	Decrease in strength of the Canadian dollar against the	1,898
	AUD$ by 5% over the relevant closing rates on March 31, 2013
Commodity price risk	Increase in relevant oil reference price within option pricing models used to	(13,178)
	determine the fair value of financial derivative positions by US$5.00/bbl at March 31, 2013
	Decrease in relevant oil reference price within option pricing models used to	6,014
	determine the fair value of financial derivative positions by US$5.00/bbl at March 31, 2013
Interest rate risk	Increase in average Canadian prime interest rate	(1,021)
	by 100 basis points during the three months ended March 31, 2013
	Decrease in average Canadian prime interest rate	1,021
	by 100 basis points during the three months ended March 31, 2013

SOURCE: Vermilion Energy Inc.

%CIK: 0001293135

For further information:

Lorenzo Donadeo, President & CEO;
Curtis W. Hicks, Executive VP & CFO; and/or
Dean Morrison, Director Investor Relations
TEL (403) 269-4884
IR TOLL FREE 1-866-895-8101
investor_relations@vermilionenergy.com
www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 02:10e 01-MAY-13